UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

866142102

(CUSIP Number)

Andrew Singer

11943 El Camino Real

Suite 220

San Diego, California 92130

Telephone: 858-703-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Energy Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,327,154 (a)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,327,154 (a)

11	Aggregate Amount Beneficially Owned by Each Reporting Person * 31,327,154 (a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 47.13%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Represents (i) 1,472,573 common units representing limited partner interests of the Issuer (“Common Units”) held directly by SMLP Holdings, LLC (“SMLP Holdings”), 151,160 Common Units held directly by Summit Midstream Partners, LLC (“Summit”) and 5,293,571 Common Units held directly by Summit Midstream Partners Holdings, LLC (“SMPH”), which cumulatively represent 10.41% of the outstanding Common Units, and (ii) 24,409,850 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by SMPH. Summit is the sole member of SMPH. Energy Capital Partners II, LP and its parallel and co-investment funds, as applicable (collectively, the “ECP Funds”), hold, in the aggregate, greater than a majority of the membership interests in Summit and all of the membership interests in SMLP Holdings. Energy Capital Partners II, LLC (“ECP II,” and together with the ECP Funds, “ECP”) is the general partner of the general partner of each ECP Fund that holds membership interests in Summit and SMLP Holdings and has voting and investment control over the securities held thereby. Accordingly, ECP II may be deemed to indirectly beneficially own the Common Units and the Subordinated Units of the Issuer held by Summit, SMPH and SMLP Holdings.

(b) Based upon 42,062,644 Common Units and 24,409,850 Subordinated Units outstanding as of October 31, 2015, as set forth in the Issuers’ Quarterly Report on Form 10-Q filed on November 9, 2015.  The Subordinated Units may be converted into Common Units on a one for one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).  Since the Issuer’s initial public offering (“IPO”) in October 2012, the Issuer has paid at least the minimum quarterly distribution on the Common Units, the Subordinated Units and the corresponding distribution on the general partner interest each quarter. The subordination period is therefore expected to end on the first business day following February 12, 2016, the date on which the Issuer has announced that it will pay the distribution for the quarter ending December 31, 2015.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SMLP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,472,573(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,472,573(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person * 1,472,573(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Represents 1,472,573 Common Units, or 2.2% of the outstanding Common Units.

(b) Based upon 42,062,644 Common Units and 24,409,850 Subordinated Units outstanding as of October 31, 2015, as set forth in the Issuers’ Quarterly Report on Form 10-Q filed on November 9, 2015.  The Subordinated Units may be converted into Common Units on a one for one basis after the expiration of the subordination period (as defined in the Partnership Agreement).  Since the Issuer’s IPO in October 2012, the Issuer has paid at least the minimum quarterly distribution on the Common Units, the Subordinated Units and the corresponding distribution on the general partner interest each quarter. The subordination period is therefore expected to end on the first business day following February 12, 2016, the date on which the Issuer has announced that it will pay the distribution for the quarter ending December 31, 2015.

Explanatory Note: Energy Capital Partners II, LLC, a Delaware limited liability company (“ECP II”), Summit Midstream Partners, LLC, a Delaware limited liability company (“Summit”), and Summit Midstream Partners Holdings, LLC, a Delaware limited liability company (“SMPH”), previously filed statements of beneficial ownership on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) thereunder (see Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on February 19, 2013, as last amended by filing a Schedule 13G/A with the SEC on February 10, 2015).  However, in December 2015, Summit and SMLP Holdings, LLC (“SMLP Holdings”) began purchasing outstanding common units representing limited partner interests in the Issuer (“Common Units”) in open market transactions as described in Item 3, and on January 22, 2016, the combined purchases of SMLP Holdings and Summit within the previous 12 months, exceeded two percent of the outstanding Common Units and subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), which is expected to occur on February 15, 2016).  Energy Capital Partners II, LP and its parallel and co-investment funds, as applicable (collectively, the “ECP Funds,” and together with ECP II, “ECP”), hold, in the aggregate, greater than a majority of the membership interests in Summit and all of the membership interests in SMLP Holdings.  ECP II is the general partner of the general partner of each ECP Fund that holds membership interests in Summit and SMLP Holdings and has voting and investment control over the securities held thereby.  As a result, ECP II may be deemed to have acquired more than two percent of the outstanding Common Units and Subordinated Units on an as-converted basis.  Accordingly, ECP is filing this statement with the SEC on Schedule 13D pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.  As a result of transactions pursuant to the 10b5-1 Plan (defined below), ECP expects that SMLP Holdings may directly acquire in excess of five percent of the outstanding Common Units of the Issuer in the near future and has therefore included SMLP Holdings as a Reporting Person (as defined below).  Since Summit’s acquisitions did not exceed two percent of the outstanding Common Units and Subordinated Units on an as-converted basis, Summit and SMPH will continue as Schedule 13G filers.

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to Common Units and Subordinated Units of Summit Midstream Partners, LP, a Delaware limited partnership (the “Issuer”).  The Subordinated Units convert into Common Units on a one-for-one basis upon the expiration of the subordination period. As described in the Partnership Agreement, the subordination period expires on the first business day after the Issuer has earned and paid at least the minimum quarterly distribution on each outstanding Common Unit and Subordinated Unit and the corresponding distribution on the two percent general partner interest in the Issuer for each of three consecutive, non-overlapping four quarter period ending on or after December 31, 2015.  The subordination period is expected to end on the first business day following February 12, 2016, the date on which the Issuer has announced that it will pay the distribution for the quarter ending December 31, 2015.  Since the Issuer’s initial public offering (“IPO”) in October 2012, the Issuer has paid at least the minimum quarterly distribution on the Common Units, the Subordinated Units and the corresponding distribution on the general partner interest each quarter. The subordination period is therefore expected to end on the first business day following February 12, 2016, the date on which the Issuer has announced that it will pay the distribution for the quarter ending December 31, 2015.  The principal executive offices of the Issuer are located at 1790 Hughes Landing Blvd, Suite 500, The Woodlands, TX 77380.

Item 2. Identity and Background

(a) This Schedule 13D is filed by (i) ECP II and (ii) SMLP Holdings.  The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”  ECP holds, in the aggregate, greater than a majority of the membership interests in Summit and is entitled to elect five of the five directors of Summit. Summit is the sole member of Summit Midstream Partners Holdings, LLC (“SMPH”).  The ECP Funds also hold all of the membership interests in SMLP Holdings.  ECP II is the general partner of the general partner of each ECP Fund that holds membership interests in Summit and SMLP Holdings and has voting and investment control over the securities held thereby.  Accordingly, ECP II may be deemed to indirectly beneficially own the Common Units and the Subordinated Units of the Issuer held by Summit, SMPH and SMLP Holdings.

Information concerning the managing members or executive officers, where applicable, of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

(b) The business address of ECP II and SMLP Holdings, LLC is 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.

(c) ECP II’s principal business is managing investments in North America’s energy infrastructure.  SMLP Holdings was formed to purchase and hold Common Units of the Issuer until their disposition or distribution at the direction of ECP II.  ECP II also indirectly controls Summit Midstream Partners GP, LLC, a Delaware limited liability company (“Issuer GP”), which is the general partner of the Issuer and owns a two percent general partner interest and all of the incentive distribution rights in the Issuer.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any Listed Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization of each of the Reporting Persons is set forth on the cover pages of this Schedule 13D and the citizenship of each of the Listed Persons is set forth on Schedule I, which information is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the IPO, Summit was the owner of a 100% limited partner interest in the Issuer.  In connection with the closing of the IPO and pursuant to a Contribution, Conveyance and Assumption Agreement dated as of October 3, 2012, Summit conveyed certain assets to the Issuer in exchange for (i) 10,029,850 Common Units, (ii) 24,409,850 Subordinated Units, (iii) the right to receive $88.0 million in cash as reimbursement for certain capital expenditures made with respect to the contributed assets, (iv) the continuation of its two percent general partner interest in the Issuer and (v) all of the incentive distribution rights in the Issuer.  The foregoing description of the Contribution, Coneyance and Assumption Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution, Conveyance and Assumption Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated October 4, 2012, which exhibit is incorporated in its entirety herein.  Summit subsequently conveyed the 10,029,850 Common Units and 24,409,850 Subordinated Units to SMPH.

Pursuant to a Contribution Agreement, on June 4, 2013, the Issuer issued to SMPH and SMPH acquired, 1,553,849 Common Units as partial consideration for SMPH’s contribution of all of the issued and outstanding membership interests of Bison Midstream, LLC to the Issuer.  The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 5, 2013, which exhibit is incorporated in its entirety herein.

On June 4, 2013, the Issuer entered into a Purchase and Sale Agreement with an affiliate of MarkWest Energy Partners, LP, pursuant to which the Issuer acquired certain natural gas gathering assets that serve exploration and production customers in the Marcellus Shale Play for $210 million (the “Mountaineer Acquisition”). The Issuer partially funded the consideration for the Mountaineer Acquisition with approximately $100 million in proceeds from the sale of 3,107,698 Common Units to SMPH pursuant to a Unit Purchase Agreement.  The foregoing description of the Unit Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Unit Purchase Agreement filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 5, 2013, which exhibit is incorporated in its entirety herein.

On March 17, 2014, pursuant to an Underwriting Agreement with Barclays Capital Inc. (“Barclays”) as representative of the underwriters named therein, SMPH sold 5,050,000 Common Units, including 1,350,000 Common Units sold pursuant to the underwriters’ option to purchase additional Common Units, in a public underwritten offering at a price of $38.75 per Common Unit.

On September 9, 2014, pursuant to an Underwriting Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the underwriters named therein, SMPH sold 4,347,826 Common Units in a public underwritten offering at a price of $53.88 per Common Unit.

On December 11, 2015, Summit issued a press release stating that ECP had approved the purchase of up to $100 million of the Issuer’s outstanding Common Units.  Beginning on December 14, 2015 and ending on December 15, 2015, Summit purchased 151,160 Common Units in open market transactions for an aggregate purchase price of $2,417,151.18. The purchase of the Common Units was funded by using cash contributed to Summit by the ECP Funds.

On December 15, 2015, ECP authorized a 10b5-1 plan (the “10b5-1 Plan”) that instructed Barclays to purchase up to an aggregate of $97,500,000 Common Units on behalf of SMLP Holdings during the period beginning on and including December 30, 2015 and ending on and including June 30, 2016 (the “Execution Period”).  Pursuant to the 10b5-1 Plan, Barclays is instructed to purchase Common Units daily during the Execution Period subject to certain pricing thresholds and compliance with the conditions of Rule 10b-18 under the Act.  The form of the 10b5-1 Plan is set forth in Exhibit 99.4.

As of the date of this filing, 1,472,530 Common Units, with an aggregate purchase price of $25,342,012.81, have been purchased pursuant to the 10b5-1 Plan.  The purchases of Common Units are funded by using cash contributed to SMLP Holdings by the ECP Funds.

4. Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.  ECP indirectly controls through Summit all of the membership interests of Issuer GP and has the power to elect all of the members of the board of directors of Issuer GP.  Summit indirectly owns, operates and is developing various natural gas, crude oil and produced water-related midstream energy infrastructure assets in the Utica Shale in southeastern Ohio, the Bakken Shale in northwestern North Dakota, and the DJ Basin in northeastern Colorado. Summit also indirectly owns a 40% interest in a joint venture that is developing natural gas gathering and condensate stabilization infrastructure in the Utica Shale in southeastern Ohio.

In determining from time to time whether to acquire more securities of the Issuer, sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

In addition, the Reporting Persons may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

(a)-(j) Except for the matters set forth in Items 3 and 5 and the first paragraph of this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

	ECP II		SMLP Holdings
(a) Amount beneficially owned	31,327,154	(1)	1,472,573	(2)
(b) Percent of Class (3)	47.13%		2.22%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:			1,472,573	(2)
(ii) Shared power to vote or to direct the vote:	31,327,154	(1)
(iii) Sole power to dispose or to direct the disposition of:			1,472,573	(2)
(iv) Shared power to dispose or to direct the disposition of:	31,327,154	(1)

(1)   Represents (i) 31,327,154 Common Units held directly by SMLP Holdings, 151,160 Common Units held directly by Summit and 5,293,571 Common Units held directly by SMPH, which cumulatively represent 10.41% of the outstanding Common Units, and (ii) 24,409,850 Subordinated Units, or 100% of the outstanding Subordinated Units, in the Issuer held directly by SMPH. Summit is the sole member of SMPH. The ECP Funds, as applicable, hold, in the aggregate, greater than a majority of the membership interests in Summit and all of the membership interests in SMLP Holdings. ECP II is the general partner of the general partner of each ECP Fund that holds membership interests in Summit and SMLP Holdings and has voting and investment control over the securities held thereby. Accordingly, ECP II may be deemed to indirectly beneficially own the Common Units and the Subordinated Units of the Issuer held by Summit, SMPH and SMLP Holdings.

(2)   Represents Common Units held directly by SMLP Holdings.

(3)   Based upon 42,062,644 Common Units and 24,409,850 Subordinated Units outstanding as of October 31, 2015, as set forth in the Issuers’ Quarterly Report on Form 10-Q filed on November 9, 2015 The Subordinated Units may be converted into Common Units on a one for one basis after the expiration of the subordination period (as defined in the Partnership Agreement).  Since the Issuer’s initial public offering in October 2012, the Issuer has paid at least the minimum quarterly distribution on the Common Units, the Subordinated Units and the corresponding distribution on the general partner interest each quarter. The subordination period is therefore expected to end on the first business day following February 12, 2016, the date on which the Issuer has announced that it will pay the distribution for the quarter ending December 31, 2015.

(c) Except as described in Item 3 above and on Schedule II of this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Partnership Agreement

Subject to the terms and conditions of the Partnership Agreement, Issuer GP and its affiliates (including the Reporting Persons) have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws partnership interests other than the general partner units and the general partner interest represented thereby. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. The Partnership Agreement additionally contains various provisions with respect to the Common Units and Subordinated Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the First Amended and Restated Agreement of Limited Partnership of the Issuer filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2012, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1

First Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated as of October 3, 2012 (Incorporated herein by reference to Exhibit 3.1 to SMLP’s Current Report on Form 8-K dated October 4, 2012.

99.2

Contribution, Conveyance and Assumption Agreement, dated as of June 4, 2013, by and among Summit Midstream Partners Holdings, LLC, Bison Midstream, LLC and Summit Midstream Partners, LP (Incorporated herein by reference to Exhibit 10.1 to SMLP’s Current Report on Form 8-K dated June 5, 2013.

99.3

Unit Purchase Agreement, dated as of June 4, 2013, by and between, Summit Midstream Partners, LP and Summit Midstream Partners Holdings, LLC (Incorporated herein by reference to Exhibit 10.3 to SMLP’s Current Report on Form 8-K dated June 5, 2013.

99.4	Press Release issued on December 11, 2015 announcing purchase program.

99.5	Form of 10b5-1 Purchase Plan.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

Energy Capital Partners II, LLC

By:	/s/ Christopher M. Leininger
Christopher M. Leininger
Managing Director and Deputy General Counsel

SMLP Holdings, LLC

By:	/s/ Enoch O. Varner
Enoch O. Varner
Vice President

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 1, 2016.

Energy Capital Partners II, LLC

By:	/s/ Christopher M. Leininger
Christopher M. Leininger
Managing Director and Deputy General Counsel

SMLP Holdings, LLC

By:	/s/ Enoch O. Varner
Enoch O. Varner
Vice President

SCHEDULE I

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

Energy Capital Partners II, LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Douglas W. Kimmelman	President/Chief Executive Officer	(1)	United States
Thomas K. Lane	Executive Vice President	(2)	United States
Andrew D. Singer	Executive Vice President, Secretary, General Counsel	(1)	United States
Peter Labbat	Executive Vice President	(2)	United States
Tyler Reeder	Executive Vice President	(2)	United States
Rahman D’Argenio	Executive Vice President	(1)	United States
Murray Karp	Chief Financial Officer/Chief Operating Officer	(2)	United States

Managing Members and Partner

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Douglas W. Kimmelman	Managing Member	(1)	United States
Thomas K. Lane	Managing Member	(2)	United States
Andrew D. Singer	Managing Member	(1)	United States
Peter Labbat	Managing Member	(2)	United States
Tyler Reeder	Managing Member	(2)	United States
Rahman D’Argenio	Partner	(1)	United States

Investment Committee

The Managing Members and Partner serve as the investment committee.

SMLP Holdings, LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Thomas K. Lane	President / Chief Executive Officer	(2)	United States
Scott Rogan	Executive Vice President	(2)	United States
Jeffrey Spinner	Vice President	(2)	United States
Matthew Delaney	Vice President	(2)	United States
Enoch Varner	Vice President	(2)	United States

Board of Managers

Indirectly managed by Energy Capital Partners II,

LLC

(1) 11943 El Camino Real, Suite 220, San Diego, California 92130.

(2) 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.

Schedule II

Recent Open Market Transactions by Summit Midstream Partners, LLC in the Securities of the Issuer

Date of Transaction	Number of Common Units Purchased	Weighted Average Price Per Common Units	Price Range
December 14, 2015	75,277	$16.05	$15.79-16.49
December 15, 2015	68,364	$15.86	$15.21-16.17
December 15, 2015	7,519	$16.59	$16.24-16.90

Recent Open Market Transactions by SMLP Holdings, LLC in the Securities of the Issuer

Date of Transaction	Number of Common Units Purchased	Weighted Average Price Per Common Unit	Price Range
December 30, 2015	89,723	$18.64	$19.11-17.80
December 31, 2015	55,231	$18.43	$19.27-17.92
January 4, 2016	23,040	$19.01	$19.25-18.81
January 5, 2016	17,940	$19.19	$19.50-18.90
January 6, 2016	115,724	$18.72	$19.25-18.26
January 7, 2016	96,448	$17.39	$17.20-17.88
January 8, 2016	39,835	$18.01	$17.71-18.30
January 11, 2016	98,627	$17.49	$16.95-17.92
January 11, 2016	9,122	$18. 29	$17.98-18.50
January 12, 2016	81,114	$17.02	$17.20-17.88
January 13, 2016	107,279	$16.87	$16.54-17.36
January 14, 2016	104,912	$16.86	$16.59-17.20
January 15, 2016	55,762	$16.30	$16.11-16.45
January 19, 2016	85,189	$15.94	$15.24-16.25
January 19, 2016	21,787	$15.09	$14.91-15.21
January 20, 2016	57,614	$14.58	$14.23-14.95
January 21, 2016	30,901	$15.12	$15.10-15.17
January 21, 2016	76,075	$14.71	$14.10-15.08
January 22, 2016	44,492	$16.39	$15.89-16.78
January 25, 2016	37,718	$16.67	$16.14-16.90
January 25, 2016	25,000	$17.17	$17.00-17.50
January 26, 2016	3,400	$16.48	$16.06-16.80
January 26, 2016	12,683	$17.31	$17.17-17.46
January 27, 2016	91,379	$17.79	$17.47-18.02
January 28, 2016	42,172	$18.46	$18.25-19.00
January 29, 2016	49,406	$19.03	$18.95-19.13

The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Units purchased at each separate price within the ranges set forth above.